Wesleyan Assurance Society selects Sapiens ALIS as its strategic new business administration platform

The multi-million USD Life&Pension contract encompasses the implementation of a range of financial products

Uxbridge, UK – May 20, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that Wesleyan Assurance Society (Wesleyan), a mutual founded in 1841, offers specialist financial advice to doctors, dentists, lawyers and teachers, has selected the Sapiens ALIS software suite to administer a range of financial products. Use of Sapiens ALIS will enable Wesleyan to more efficiently introduce new products to the market and leverage the functional and technology richness embedded in the Sapiens ALIS platform.

Following an extensive evaluation of available policy administration solutions, Wesleyan determined that ALIS together with the Sapiens project delivery proposition best met its business needs.

“Our partnership with Wesleyan is an important step in the implementation of our growth strategy as a leading global player in the insurance software market,” said Roni Al-Dor, President and CEO of Sapiens International. “We continue to experience a growing interest in our insurance software solutions worldwide, and Wesleyan is a valuable pillar in our presence within the UK Life and Pensions sector.”

Raj Ghuman, Vice President of Sales and Operations Sapiens Europe, added, “We are proud to have been selected by Wesleyan for this critical assignment. We are focused on delivering a successful engagement for Wesleyan and look forward to helping them maximizing the value from the Sapiens ALIS platform.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com